UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 10, 2022

Chicken Soup for the Soul Entertainment Inc.
(Exact Name of Registrant as Specified in Charter)

Delaware	001-38125	81-2560811
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

132 E. Putnam Avenue, Floor 2W, Cos Cob, CT	06807
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (855) 398-0443

N/A
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Ticker symbol(s)	Name of each exchange on which registered
Class A Common Stock, $0.0001 par value per share	CSSE	The Nasdaq Stock Market LLC
9.75% Series A Cumulative Redeemable Perpetual Preferred Stock, $0.0001 par value per share	CSSEP	The Nasdaq Stock Market LLC
9.50% Notes due 2025	CSSEN	The Nasdaq Stock Market LLC

Item 8.01.	Other Items.

On May 11, 2022, Chicken Soup for the Soul Entertainment, Inc. (the “Company”) and Redbox Entertainment, Inc. (“Redbox”) issued a joint press release relating to their entry into a merger agreement (“Merger Agreement”) by and among the Company, RB First Merger Sub Inc., a Delaware corporation and direct wholly owned subsidiary of the Company (“Merger Sub Inc.”), RB Second Merger Sub LLC, a Delaware limited liability company and direct wholly owned subsidiary of the Company (“Merger Sub LLC”), Redwood Opco Merger Sub LLC, a Delaware limited liability company and direct wholly owned subsidiary of the Company (“Opco Merger Sub LLC”), Redbox, and Redwood Intermediate LLC, a Delaware limited liability company (“Opco LLC”). A copy of the press release is being furnished as Exhibit 99.1 to this Current Report.

The Merger Agreement provides for, among other things and subject to the terms and conditions set forth therein, (i) the merger of Merger Sub Inc. with and into Redbox, with Redbox continuing as the surviving entity (the “Surviving Corporation”) (such merger, the “First Company Merger”), (ii) simultaneously with the First Company Merger, the merger of Opco Merger Sub LLC with and into Opco LLC, with Opco LLC continuing as the surviving entity (such merger, the “Opco Merger”), and (iii) immediately following the First Company Merger and the Opco Merger, the merger of the Surviving Corporation with and into Merger Sub LLC, with Merger Sub LLC continuing as the surviving entity (such merger, together with the First Company Merger and the Opco Merger, the “Mergers”). As a result of the Mergers, Redbox will become a wholly owned subsidiary of the Company.

Pursuant to the Merger Agreement, at the Effective Time, (i) each share of Class A common stock of Redbox, par value $0.0001 per share (the “Redbox Class A Common Stock”), will be cancelled and automatically deemed for all purposes to represent the right to receive, 0.087 shares (the “Exchange Ratio”) of Class A common stock, par value $0.0001 per share, of the Company (the “Company Class A Common Stock”), (ii) each unit of Opco LLC will be converted into the right to receive a number of Company Class A Common Stock equal to the Exchange Ratio and (iii) each share of Class B common stock of Redbox, par value $0.0001 per share (the “Redbox Class B Common Stock”), will be automatically cancelled for no additional consideration.

At the Effective Time the vested or unvested restricted stock units of Redbox (each “Redbox RSU Award”) that are outstanding as of immediately prior to the Effective Time held by each holder will automatically be converted into the right to receive a number of shares of Company Class A Common Stock equal to the Exchange Ratio multiplied by the number of vested or unvested Redbox RSU Awards held by such holder immediately prior to the Effective Time.

At the Effective Time the outstanding public warrants and private warrants of Redbox shall remain outstanding but become the right to receive upon valid exercise thereof shares of Company Class A Common Stock equal to the product of (A) the number of shares of Redbox Class A Common Stock subject to such warrant immediately prior to the Effective Time and (B) the Exchange Ratio, with the total shares of Company Class A Common Stock underlying the warrants rounded up to the nearest whole share, and with a corresponding change to the exercise price of such warrant based on the Exchange Ratio.

The parties’ obligation to consummate the Mergers (the “Closing”) is subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, including the Company’s receipt of certain financing from Redbox’s current lender and: (i) the approval of the Merger Agreement and the transactions contemplated by the Merger Agreement by the affirmative vote of the holders of at least a majority of the Redbox Class A Common Stock and Redbox Class B Common Stock, voting as a single class, (ii) the listing of the Company Class A Common Stock issuable as merger consideration on Nasdaq, (iii) the approval of the issuance of the Company Class A Common Stock issuable as Merger Consideration by the affirmative vote, or consent of the holders, of a majority of the common stock of the Company cast on the proposal, with Company Class A Common Stock and the Company’s class B common stock voting as a single class, which approval was satisfied by delivery of an irrevocable written consent from the controlling shareholder of the Company, (iv) the effectiveness of a registration statement on Form S-4 with respect to the Company Class A Common Stock issuable as merger consideration, (v) the expiration or termination of applicable waiting periods under the HSR Act and no restraints or other injunctions prohibiting the Closing, (vi) no Material Adverse Effect on Redbox or the Company, (vii) Redbox’s current lender having executed and delivered to the Company definitive financing agreements and (viii) certain other customary conditions relating to the parties’ representations and warranties in the Merger Agreement and the performance of their respective obligations.

Attached as Exhibit 99.2 to this Current Report is an investor presentation that CSSE plans to use for public relations and other purposes.

This Current Report on Form 8-K, the press release, and investor presentation contain statements intended as “forward-looking statements” which are subject to the cautionary statements about forward-looking statements set forth therein.

No Offer or Solicitation

This Current Report is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed transactions under the Merger Agreement, the Company intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement of Redbox and that also constitutes a prospectus and Information Statement of the Company. Each of the Company and Redbox may also file other relevant documents with the SEC regarding the proposed transactions. This Current Report on Form 8-K is not a substitute for the proxy statement/information statement/prospectus or registration statement or any other document that the Company or Redbox may file with the SEC. The definitive proxy statement/information statement/prospectus (if and when available) will be mailed to stockholders of the Company and Redbox. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/INFORMATION STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/information statement/prospectus (if and when available) and other documents containing important information about the Company, Redbox and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s website at https://ir.cssentertainment.com/ or by contacting the Company’s Investor Relations Department by email at csse@ellipsisir.com or by phone at 646-776-0886. Copies of the documents filed with the SEC by Redbox will be available free of charge on RDBX’s website at https://investors.redbox.com/ or by contacting Zaia Lawandow at zaia.lawandow@redbox.com.

Certain Information Regarding Participants in the Solicitation

The Company, Redbox and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of the Company, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in CSSE’s proxy statement for its 2021 annual meeting of stockholders, which was filed with the SEC on April 30, 2021, and CSSE’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on March 31, 2022, and amended on April 29, 2022, and on its website at https://ir.cssentertainment.com/. Information about executive officers of Redbox, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Redbox’s proxy statement for its 2021 annual meeting of stockholders, which was filed with the SEC on October 15, 2021, and Redbox’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on April 15, 2022 and on its website at https://investors.redbox.com/. Information about the directors of Redbox and other participants in the proxy solicitations, , will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from CSSE or RDBX using the sources indicated above.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits:

Exhibit No.	Description

99.1	Joint Press Release, dated May 11, 2022

99.2	Investor Presentation, dated May 2022.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 11, 2022	CHICKEN SOUP FOR THE SOUL ENTERTAINMENT INC.

	By:	/s/ William J. Rouhana, Jr.
		Name:	William J. Rouhana, Jr.
		Title:	Chief Executive Officer